5450 W Sahara Ave.

Suite 300A

Las Vegas, NV 89146

702 900 7022 phone       Web Cytta.com

August 9, 2022

Attn:  Matthew Crispino & Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Cytta Corp. Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266345

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, August 11, 2022, at 4:30 p.m. EDT, or as soon thereafter as is practicable.

Sincerely,

Cytta Corp.

/s/ Gary Campbell

Gary Campbell

Chief Executive Officer